Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 25, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on April 19, 2007, entitled "Statoil’s share saving plan allocates shares".

Statoil’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 13 April 2007 for use in the group’s share saving plan have on 18 April 2007 been distributed to the employees in accordance with their savings amount and bonus shares for the 2004 share saving plan. Following this, the share saving plan has 1 195 146 shares.

As participants in Statoil’s share saving plan , the primary insiders below have been allocated shares in accordance with their share saving plan 2004 an average price of 161,20

Name	Share holding pr 17.04.07	New Share holding
Helge Lund	4583	5070
Eldar Sætre	1918	2169
Jon Arnt Jacobsen	2458	2708
Peter Mellbye	3131	3432
Margareth Øvrum	2661	2838
Inge Eivind Sørvik	965	1018
Rune Bjørnson	724	942
Nina Udnes Tronstad	430	594
Reidar Gjærum	1446	1623
Ola Morten Aanestad	855	956
Lars Troen Sørensen	925	1030
Kjell-Erik Østdahl	647	878
Torgrim Reitan	889	1061
Kåre Thomsen	3375	3524
Stig H. Christiansen	307	409
Stein Egil Næss	1035	1185
Morten Svaan	552	580
Tom Melbye Eide	724	970
Runar Tjersland	1298	1400

STATOIL ASA (Registrant)
Dated: April 25, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer